Exhibit 99.1

Nasdaq Hearings Panel Grants Therapix Biosciences Extension to Regain Compliance With Listing Requirements

TEL AVIV, Israel, Feb. 6, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments announced today that on February 5, 2020, it received notice that the Nasdaq Hearings Panel (the “Panel”) granted the Company an extension until April 1, 2020, to regain compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”). The Panel’s decision follows the hearing that took place on January 16, 2020, at which time Therapix’s management presented the Panel with a plan for regaining and sustaining compliance with the Stockholders’ Equity Requirement.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses plans to regain compliance with Nasdaq’s Stockholders’ Equity Requirement. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise.  Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@therapixbio.com

Tel: +972-3-6167055

info@therapixbio.com